August 20, 2014

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:        Justin Dobbie, Legal Branch Chief

Re:	TransDigm Inc.
TransDigm Group Incorporated
Registration Statement on Form S-4
Filed August 7, 2014

Ladies and Gentlemen:

On August 7, 2014, TransDigm Inc., a Delaware corporation (the “Company”), and TransDigm Group Incorporated, Champion Aerospace LLC, Adams Rite Aerospace, Inc., MarathonNorco Aerospace, Inc., Avionic Instruments LLC, Skurka Aerospace Inc., CDA InterCorp LLC, Aviation Technologies, Inc., AvtechTyee, Inc., Transicoil LLC, Malaysian Aerospace Services, Inc., AeroControlex Group, Inc., Acme Aerospace, Inc., Aerosonic LLC, Airborne Acquisition, Inc., Airborne Global, Inc., Airborne Holdings, Inc., Airborne Systems NA Inc., Airborne Systems North America Inc., Airborne Systems North America of CA Inc., Airborne Systems North America of NJ Inc., Avionics Specialties, Inc., Dukes Aerospace, Inc., CEF Industries, LLC, Bruce Aerospace Inc., Bruce Industries, Inc., Semco Instruments, Inc., Hartwell Corporation, McKechnie Aerospace DE, Inc., McKechnie Aerospace Holdings, Inc., McKechnie Aerospace Investments, Inc., McKechnie Aerospace US LLC, Texas Rotronics, Inc., Electromech Technologies LLC, Schneller Holdings LLC, Schneller International Sales Corp., Schneller LLC, HARCO LLC, AmSafe Global Holdings, Inc., AP Global Holdings, Inc., AP Global Acquisition Corp., AmSafe Industries, Inc., Bridport Holdings, Inc., AmSafe, Inc., AmSafe Commercial Products, Inc., Bridport-Air Carrier, Inc., Bridport Erie Aviation, Inc., AmSafe – C Safe, Inc., Arkwin Industries, Inc. and Whippany Actuation Systems, LLC (collectively, the “Guarantors” and, together with the Company, the “Registrants”) filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) up to $1,150,000,000 aggregate principal amount of the Company’s 6.000% Senior Subordinated Notes due 2022 (the “2022 Exchange Notes”) registered under the Securities Act of 1933 (the “Securities Act”), for any and

all of the Company’s outstanding 6.000% Senior Subordinated Notes due 2022, which were issued on June 4, 2014 and up to $1,200,000,000 aggregate principal amount of the Company’s 6.500% Senior Subordinated Notes due 2024 (the “2024 Exchange Notes,” together with the 2022 Exchange Notes, the “Exchange Notes”) registered under the Securities Act, for any and all of the Company’s outstanding 6.500% Senior Subordinated Notes due 2024, which were issued on June 4, 2014.

The Registrants are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrants make the following representations to the Commission:

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) any broker-dealer holding existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such existing securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes; (b) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer; and (c) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute Exchange Notes. The Registrants will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Registrants will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an “affiliate” of the Registrants within the meaning of Rule 405 under the Securities Act.

*      *      *

Very truly yours,

TRANSDIGM INC.

By:	/s/ Gregory Rufus
	Name:	Gregory Rufus
	Title:	Executive Vice President, Chief Financial Officer and Secretary

TRANSDIGM GROUP INCORPORATED

By:	/s/ Gregory Rufus
	Name:	Gregory Rufus
	Title:	Executive Vice President, Chief Financial Officer and Secretary

ACME AEROSPACE, INC.

ADAMS RITE AEROSPACE, INC.

AEROCONTROLEX GROUP, INC.

AIRBORNE ACQUISITION, INC.

AIRBORNE GLOBAL, INC.

AIRBORNE HOLDINGS, INC.

AIRBORNE SYSTEMS NA INC.

AIRBORNE SYSTEMS NORTH AMERICA INC.

AIRBORNE SYSTEMS NORTH AMERICA OF CA INC.

AIRBORNE SYSTEMS NORTH AMERICA OF NJ INC.

AMSAFE – C SAFE, INC.

AMSAFE COMMERCIAL PRODUCTS, INC.

AMSAFE GLOBAL HOLDINGS, INC.

AMSAFE, INC.

AMSAFE INDUSTRIES, INC.

AP GLOBAL ACQUISITION CORP.

AP GLOBAL HOLDINGS, INC.

ARKWIN INDUSTRIES, INC.

AVIATION TECHNOLOGIES, INC.

AVIONICS SPECIALTIES, INC.

AVTECHTYEE, INC.

BRIDPORT-AIR CARRIER, INC.

BRIDPORT ERIE AVIATION, INC.

BRIDPORT HOLDINGS, INC.

BRUCE AEROSPACE INC.

BRUCE INDUSTRIES, INC.

DUKES AEROSPACE, INC.

HARTWELL CORPORATION

MALAYSIAN AEROSPACE SERVICES, INC.

MARATHONNORCO AEROSPACE, INC.

MCKECHNIE AEROSPACE DE, INC.

MCKECHNIE AEROSPACE HOLDINGS, INC.

MCKECHNIE AEROSPACE INVESTMENTS, INC.

MCKECHNIE AEROSPACE US LLC

  By: McKechnie Aerospace DE, Inc., its sole member

SCHNELLER INTERNATIONAL SALES CORP.

SEMCO INSTRUMENTS, INC.

SKURKA AEROSPACE INC.

TEXAS ROTRONICS, INC.

TRANSICOIL LLC

  By: Aviation Technologies, Inc., its sole member

ELECTROMECH TECHNOLOGIES LLC

  By: McKechnie Aerospace Investments, Inc.,

         its sole member

By:	/s/ Gregory Rufus
	Name:	Gregory Rufus
	Title:	Treasurer and Secretary

AEROSONIC LLC

AVIONIC INSTRUMENTS LLC

CDA INTERCORP LLC

CEF INDUSTRIES, LLC

CHAMPION AEROSPACE LLC

HARCO LLC

SCHNELLER HOLDINGS LLC

SCHNELLER LLC

    By: Schneller Holdings LLC, its sole member

WHIPPANY ACTUATION SYSTEMS, LLC

By:	TransDigm Inc., its sole member

By:	/s/ Gregory Rufus
	Name:	Gregory Rufus
	Title:	Executive Vice President, Chief Financial Officer and Secretary

cc:	Christopher M. Kelly, Esq. (Jones Day)
John T. Owen, Esq. (Jones Day)